Mr. Edward E. Gainor

Bingham McCutchen LLP

2020 K Street, N.W.

Washington, D.C.  20006

May 11, 2010

Ms. Michelle Lacko
Staff Attorney

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:

BCAP LLC
Registration Statement on Form S-3
Filed March 12, 2010
File No. 333-165440 (the “Registration Statement”)

Ms. Lacko:

Thank you for your comments on the Registration Statement of BCAP LLC (the “Company”).  I appreciated the opportunity to discuss these comments with you.

We have undertaken to provide you with specific responses to each comment, including explanations or additional information where applicable.

Each of your comments is repeated below, followed by our response on behalf of the Company.  In some cases we have added, deleted or revised disclosure in response to your comments; in those cases, the changes in disclosure have been identified in the marked copies of the prospectus and prospectus supplements that accompany this letter with the number of the applicable comment.

In making this submission it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules.  If there is any other information that you require, we will be pleased to provide it.

Base Prospectus

Cover Page

1.

We note your disclosure that the trust assets may consist of “mortgage-backed or asset-backed securities or collateralized mortgage obligations.”  Please confirm that you will update your

Ms. Michelle Lacko

May 11, 2010

disclosure as required by Item 1111 of Regulation AB regarding the assets underlying any mortgage-backed or asset-backed securities and/or collateralized mortgage obligations in any series.

We have deleted the three references to collateralized mortgage obligations that appeared in the base prospectus.  In using this term we intended only to refer to mortgage-backed securities in the form of notes or bonds, collateralized by the trust assets.  We recognize that the term has also been used historically to refer to more complex instruments.  For the sake of clarity, we will refer to mortgage-backed securities that may be issued in the form of pass-through certificates or notes.

In connection with each shelf takedown, the issuer will update the disclosure in the prospectus supplement as required by Item 1111 of Regulation AB regarding the pool assets.

2.

In light of the possible inclusion of collateralized mortgage obligations within the pool, tell us how this offering will meet the definition of “asset-backed security” under Regulation AB.

As noted above, we have removed the references to collateralized mortgage obligations.

General

3.

Further, advise us and revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Rule 190 with respect to any collateralized mortgage obligations you anticipate including in the pool.  Your response should include a specific discussion of how you plan to present information regarding collateralized mortgage obligations in future prospectus supplements.

We have revised the disclosure to describe the circumstances under which private mortgage backed securities included in an asset pool will be required to be subject to registration under the Securities Act of 1933, and how the Company will satisfy its disclosure and prospectus delivery obligations under such circumstances.  As noted above, we have removed the references to collateralized mortgage obligations.

4.

Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-

Ms. Michelle Lacko

May 11, 2010

effective amendment.  Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available.  We note in various sections of the base prospectus your statements that the trust funds will consist of “certain other assets as described in this prospectus and in the related prospectus supplement” and “any other assets as described in the related prospectus supplement.”  Please revise the entire base prospectus to describe all assets, credit enhancement or other structural features reasonably contemplated to be included in an actual takedown.  Similarly, revise to describe the “other types of arrangements” you refer to in the third paragraph under the heading “Derivative Products” on page 110.

We have revised the disclosure as requested.

Residential Loans, page 61

5.

We note your disclosure in the third sentence under the heading “Underwriting Standards” that the related prospectus supplement will describe the underwriting criteria generally used to originate the residential loans.  Please revise to disclose the material terms of the underwriting criteria here.

The sponsor and the Company do not originate mortgage loans.  Rather, the sponsor purchases pools of mortgage loans from time to time from various sellers.  As a result, the underwriting criteria applicable to any particular pool of mortgage loans to be included in an asset pool will not be known until that pool is considered for purchase by the sponsor.  Disclosure regarding the material terms of the underwriting criteria applicable to the mortgage loans included in each asset pool has therefore been omitted from the base prospectus in reliance on Rule 430B.  The prospectus supplement for each series will include this disclosure, as required under Item 1110 of Regulation AB.

Shelf Certificates Prospectus Supplement

Summary, page 8

6.

Please revise to include a form of flow of funds chart here and in the Shelf Notes Prospectus Supplement.

We have revised the disclosure as requested.

Ms. Michelle Lacko

May 11, 2010

Shelf Notes Prospectus Supplement

Summary, page 23

7.

We note your statement under the subheading “Important Covenants of Noteholders” that noteholders, by accepting a note, agree not to institute or join in any bankruptcy, reorganization or other insolvency or similar proceeding against the servicer, the master servicer or the issuing entity.  Please remove this language.  It is not appropriate to attempt to limit investor rights in this way.

We have revised the disclosure as requested.

* * * * *

In connection with our response, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I would appreciate an opportunity to discuss any of these responses with you if you believe that they require clarification.  Please feel free to contact me at any time if I may provide additional information, or if you would like to discuss the Registration Statement further.  You may reach me at 202-373-6737.

Sincerely,

/s/ Edward E. Gainor

Edward E. Gainor

cc:

Tom Hamilton

Ian Sterling